October 13, 2020

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz

Dorrie Yale

Re:	Tarsus Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-249076

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Tarsus Pharmaceuticals, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on October 15, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,039 copies of the Preliminary Prospectus dated October 9, 2020 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

JEFFERIES LLC

RAYMOND JAMES & ASSOCIATES, INC.

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

JEFFERIES LLC

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Andrew Gitkin
	Name:	Andrew Gitkin
	Title:	Managing Director, Co-Head of Health Care Investment Banking

As representatives of the several underwriters.

cc:	Ilir Mujalovic, Partner, Shearman & Sterling LLP

Ana Aur, Associate, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]